SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Imperial  Sugar


(Name of Issuer)


Common Stock


(Title of Class of Securities)

453096208
(CUSIP Number)

Katrina Montgomery/Mark Richford
C/o  Rhone Trustees (Bahamas) Ltd
Bayside Executive Park, Building No.1, Blake Road & West Bay Street, P.O.Box N-4837, Nassau, Bahamas
+1 242  702 4054


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2012


(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report
 The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.453096208

Page 2 of 5 Pages
1
NAME OF REPORTING PERSON

GRASVENOR LIMITED
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ??
                        (b)  ??

3
SEC USE ONLY



4
SOURCE OF FUNDS
 BK
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(e)??


6
CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

646,495

8
SHARED VOTING POWER

0

9
SOLE DIPOSITIVE POWER
646,495

10
SHARED DISPOSITIVE POWER
0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.29%
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE
INSTRUCTIONS)                                       ??


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29%
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO











CUSIP No. 453096208

Page 3 of 5 Pages
1
NAME OF REPORTING PERSON

GRASVENOR LIMITED
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ??
                        (b)  ??

3
SEC USE ONLY


4
SOURCE OF FUNDS

BK
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
Or
2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

646,495

8
SHARED VOTING POWER



9
SOLE DISPOSITIVE POWER

646,495

10
SHARED DISPOSITIVE POWER

0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.29%
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE
INSTRUCTIONS)                                      ??

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29%
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO











Item 1.
Security and the Issuer

This Schedule 13D relates to the shares of Common Stock of  Imperial Sugar
(the Issuer). Unless the context otherwise requires, references herein to the Common Stock are to such Common Stock of the Issuer. The principal executive offices of the Issuer are located at One Imperial Square, P.O. Box 9,
Sugar Land, Texas 77487, (281) 491-9181

Item 2.
Identity and Background

(a)This Schedule 13D is being filed by Grasvenor Limited, a Bahamas International Business Company.

(b)The principal business address of the company is Bayside Executive Park,Building No.1, Blake Road & West Bay Street, P.O. Box SP 63131, Nassau, Bahamas.

(c)The principal business of the company is to serve as vehicle for investments in the equity capital market. Tia River Corp. and Mehi River Corp. are Directors of the company. Mark Richford and Katrina Montgomery are directors of both Tia River Corp. and Mehi River Corp.

(d)-(e)During the last five years,none of the Reporting Persons (i)has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii)has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Mark Richford is a citizen of The United Kingdom and Mrs. Katrina Montgomery is a citizen of Commonwealth of The Bahamas.

Item 3.
Source and Amount of Funds or Other Consideration.

The company expended an aggregate of approximately $3,904,892 of their own investment capital in open market transactions to acquire 646,495 shares of Common Stock.

Item 4.
Purpose of Transaction.

The company acquired their shares of Common Stock subject to this
Schedule 13D for investment purposes.





Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) ? (j) of Item 4 of
Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that,if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the company or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy, extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5.
Interest in Securities of the Issuer.

(a)As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 646,495 shares of Common Stock. The Shares represent 5.29% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 12,223,978 shares of Common Stock issued and outstanding as of September 30, 2011, as reported in the 10-K filed by the Issuer with the Securities and Exchange Commission on January 5, 2012.

(b)Each of the Reporting Persons shares voting and dispositive power over The shares of Common Stock held directly by the company.

(c)Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days prior to the disclosure requirement by the Reporting Persons.

 (c)Other than the company that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive,or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.
Material to be filed as Exhibits.

  None.







SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days prior to the filing requirement.Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date
Shares Purchased
(Sold)
Price Per Share
($)
09/02/2012
333,334
5.40423
10/02/2012
71,065
6.58538
13/02/2012
200,000
6.96163
17/02/2012
2,096
5.34193
17/02/2012
20,000
5.82211
23/02/2012
802
5.60
29/02/2012
9,198
5.60
29/02/2012
10,000
5.9521